UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Lazard Ltd
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

G54050102
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G54050102	13G	Page 2 of 26 Pages

1	NAME OF REPORTING PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,455,626
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,455,626
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,455,626
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%*
12	TYPE OF REPORTING PERSON ((See Instructions) IN

*This calculation is rounded off to the nearest tenth and is based upon 129,766,091 shares of Class A Common Stock outstanding as of October 20, 2014 as reported in the Company’s Quarterly Report on  Form 10-Q for the quarterly period ended September 30, 2014 (the “Form 10-Q”).

CUSIP No. G54050102	13G	Page 3 of 26 Pages

1	NAME OF REPORTING PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,455,626
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,455,626
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,455,626
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

*This calculation is rounded off to the nearest tenth and is based upon 129,766,091 shares of Class A Common Stock outstanding as of October 20, 2014 as reported in the Company’s Form 10-Q.

CUSIP No. G54050102	13G	Page 4 of 26 Pages

1	NAME OF REPORTING PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,455,626
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,455,626
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,455,626
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

*This calculation is rounded off to the nearest tenth and is based upon 129,766,091 shares of Class A Common Stock outstanding as of October 20, 2014 as reported in the Company’s Form 10-Q.

CUSIP No. G54050102	13G	Page 5 of 26 Pages

1	NAME OF REPORTING PERSON Trian Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,455,626
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,455,626
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,455,626
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*This calculation is rounded off to the nearest tenth and is based upon 129,766,091 shares of Class A Common Stock outstanding as of October 20, 2014 as reported in the Company’s Form 10-Q.

CUSIP No. G54050102	13G	Page 6 of 26 Pages

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,455,626
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,455,626
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,455,626
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (See Instructions) 4.2%*
12	TYPE OF REPORTING PERSON OO

*This calculation is rounded off to the nearest tenth and is based upon 129,766,091 shares of Class A Common Stock outstanding as of October 20, 2014 as reported in the Company’s Form 10-Q.

CUSIP No. G54050102	13G	Page 7 of 26 Pages

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 101,402
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 101,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*This calculation is rounded off to the nearest tenth and is based upon 129,766,091 shares of Class A Common Stock outstanding as of October 20, 2014 as reported in the Company’s Form 10-Q.

CUSIP No. G54050102	13G	Page 8 of 26 Pages

1	NAME OF REPORTING PERSON Trian Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 996,129
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 996,129
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 996,129
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*This calculation is rounded off to the nearest tenth and is based upon 129,766,091 shares of Class A Common Stock outstanding as of October 20, 2014 as reported in the Company’s Form 10-Q.

CUSIP No. G54050102	13G	Page 9 of 26 Pages

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,192,902
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,192,902
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,192,902
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*This calculation is rounded off to the nearest tenth and is based upon 129,766,091 shares of Class A Common Stock outstanding as of October 20, 2014 as reported in the Company’s Form 10-Q.

CUSIP No. G54050102	13G	Page 10 of 26 Pages

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 938,895
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 938,895
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,895
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*This calculation is rounded off to the nearest tenth and is based upon 129,766,091 shares of Class A Common Stock outstanding as of October 20, 2014 as reported in the Company’s Form 10-Q.

CUSIP No. G54050102	13G	Page 11 of 26 Pages

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 534,713
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 534,713
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,713
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*This calculation is rounded off to the nearest tenth and is based upon 129,766,091 shares of Class A Common Stock outstanding as of October 20, 2014 as reported in the Company’s Form 10-Q.

CUSIP No. G54050102	13G	Page 12 of 26 Pages

1		NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 402,760
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 402,760
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,760
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%*
12		TYPE OF REPORTING PERSON (See Instructions) PN

*This calculation is rounded off to the nearest tenth and is based upon 129,766,091 shares of Class A Common Stock outstanding as of October 20, 2014 as reported in the Company’s Form 10-Q.

CUSIP No. G54050102	13G	Page 13 of 26 Pages

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-D, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 288,825
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 288,825
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*This calculation is rounded off to the nearest tenth and is based upon 129,766,091 shares of Class A Common Stock outstanding as of October 20, 2014 as reported in the Company’s Form 10-Q.

CUSIP No. G54050102	13G	Page 14 of 26 Pages

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*This calculation is rounded off to the nearest tenth and is based upon 129,766,091 shares of Class A Common Stock outstanding as of October 20, 2014 as reported in the Company’s Form 10-Q.

CUSIP No. G54050102	13G	Page 15 of 26 Pages

Item 1(a):	Name of Issuer:
The name of the issuer is Lazard Ltd, a company organized under the laws of Bermuda (the “Company”).

Item 1(b):	Address of Issuer’s Principal Executive Offices:
The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

Item 2(a):	Name of Person Filing:

The persons filing this statement are Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Strategic Investment Fund, L.P., a Delaware limited partnership (“TPSIF”), Trian Partners Strategic Investment Fund II, L.P., a Delaware limited partnership (“TPSIF II”), Trian Partners Strategic Investment Fund-A, L.P., a Delaware limited partnership (“TPSIF-A”), Trian Partners Strategic Investment Fund-D, L.P., a Cayman Islands limited partnership (“TPSIF-D”), Trian Partners Master Fund (ERISA), L.P., a Cayman Islands limited partnership (“Trian ERISA” and collectively with Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF, TPSIF II, TPSIF-A, and TPSIF-D, the “Trian Funds”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), and Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP” and together with Trian Management and the Trian Funds, the “Trian Entities”), Nelson Peltz, Peter W. May and Edward P. Garden (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Reporting Persons”).

Trian Management GP is the general partner of Trian Management, which serves as the management company for each of the Trian Funds.  Trian Management GP is controlled by Messrs. Peltz, May and Garden, who therefore are in a position to determine the investment and voting decisions made by Trian Management, Trian Management GP and the Trian Funds.  Each of Trian Management GP, Trian Management, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Trian Funds, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)), the shares of Common Stock (as defined in Item 2(d) below) that each of the Trian Funds directly and beneficially owns. Each of Trian Management GP, Trian Management, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares of Common Stock for all other purposes.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit I, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b):	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 280 Park Ave, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore, TPSIF-D and Trian ERISA is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1205.

CUSIP No. G54050102	13G	Page 16 of 26 Pages

Item 2(c):	Citizenship:

 Trian Onshore, Parallel Fund I, TPSIF, TPSIF II, TPSIF-A and Trian Management are Delaware limited
Partnerships.  Trian Management GP is a Delaware limited liability company.  Trian Offshore, TPSIF-D and Trian ERISA are Cayman Islands limited partnerships. Messrs. Peltz, May and Garden are
United States citizens.

Item 2(d):	Title of Class of Securities:
Class A Common Stock, par value $0.01 (“Common Stock”).

Item 2(e):	CUSIP Number:
G54050102

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	[ ] Broker or dealer registered under Section 15 of the
Act,
B.	[ ] Bank as defined in Section 3(a)(6) of the Act,
C.	[ ] Insurance Company as defined in Section 3(a)(19) of the
Act,
D.	[ ] Investment Company registered under Section 8 of the
Investment Company Act of 1940,
E.	[ ] Investment Adviser in accordance with Rule
13d-1 (b)(1)(ii)(E),
F.	[ ] Employee Benefit Plan or Endowment Fund in accordance
with 13d-1 (b)(1)(ii)(F),
G.	[ ] Parent Holding Company or control person in accordance
with Rule 13d-1 (b)(1)(ii)(G),
H.	[ ] Savings Association as defined in Section 3(b) of the
Federal Deposit Insurance Act,
I.	[ ] Church Plan that is excluded from the definition of an
investment company under Section 3(c)(14) of the
Investment Company Act of 1940,
J.	[ ] Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
K.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G54050102	13G	Page 17 of 26 Pages

Item 4:	Ownership:

The percentages used herein are calculated based upon 129,766,091 shares of Class A Common Stock issued and outstanding as of October 20, 2014, as reported in the Company’s Quarterly Report on Form 10- Q for the
quarterly period ended September 30, 2014 as filed with the Securities and Exchange Commission on
October 28, 2014.

As of the close of business on December 31, 2014:

1. Nelson Peltz
(a) Amount beneficially owned: 5,455,626
(b) Percent of class: 4.2%
(c)Number of shares as to which the person has: (i) Sole power to vote or direct the vote:0
(ii) Shared power to vote or direct the vote: 5,455,626
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,455,626

2. Peter W. May
(a) Amount beneficially owned: 5,455,626
(b) Percent of class: 4.2%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,455,626
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,455,626

3. Edward P. Garden
(a) Amount beneficially owned: 5,455,626
(b) Percent of class: 4.2%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,455,626
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,455,626

4. Trian Fund Management, L.P.
(a) Amount beneficially owned: 5,455,626
(b) Percent of class: 4.2%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,455,626
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,455,626

5. Trian Fund Management, GP LLC
(a) Amount beneficially owned: 5,455,626
(b) Percent of class: 4.2%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,455,626
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,455,626

CUSIP No. G54050102	13G	Page 18 of 26 Pages

6. Trian Partners Parallel Fund I, L.P.
(a) Amount beneficially owned: 101,402
(b) Percent of class: 0.1%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 101,402
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 101,402

7. Trian Partners, L.P.
(a) Amount beneficially owned: 996,129
(b) Percent of class: 0.8%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 996,129
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 996,129

8. Trian Partners Master Fund, L.P.
(a) Amount beneficially owned: 2,192,902
(b) Percent of class: 1.7%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 2,192,902
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 2,192,902

9. Trian Partners Strategic Investment Fund, L.P.
(a) Amount beneficially owned: 938,895
(b) Percent of class: 0.7%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 938,895
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 938,895

10. Trian Partners Strategic Investment Fund II, L.P.
(a) Amount beneficially owned: 534,713
(b) Percent of class: 0.4%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 534,713
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 534,713

11. Trian Partners Strategic Investment Fund-A, L.P.
(a) Amount beneficially owned: 402,760
(b) Percent of class: 0.3%
(c)(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 402,760
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 402,760

CUSIP No. G54050102	13G	Page 19 of 26 Pages

12. Trian Partners Strategic Investment Fund-D, L.P.
(a) Amount beneficially owned: 288,825
(b) Percent of class: 0.2%
(c)(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 288,825
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 288,825

13. Trian Partners Master Fund (ERISA), L.P.
(a) Amount beneficially owned: 0
(b) Percent of class: 0.0%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 0

CUSIP No. G54050102	13G	Page 20 of 26 Pages

Item 5:	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.

Item 8:	Identification and Classification of Members of the Group:
Not Applicable.

Item 9:	Notice of Dissolution of Group:
Not Applicable.

Item 10:	Certifications:
Not Applicable.

CUSIP No. G54050102	13G	Page 21 of 26 Pages

SIGNATURES

 After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: February 12, 2015

TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., its general partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC, its general partner

By:         /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

CUSIP No. G54050102	13G	Page 22 of 26 Pages

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By: Trian Partners Strategic Investment  Fund GP, L.P.,
        its general partner
By: Trian Partners Strategic Investment Fund General Partner,
       LLC, its general partner

By:        /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.
By: Trian Partners Strategic Investment Fund II GP, L.P.,
        its general partner
By: Trian Partners Strategic Investment Fund II General
       Partner, LLC, its general partner

By:        /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By: Trian Partners Strategic Investment Fund-A GP, L.P.,
        its general partner
By: Trian Partners Strategic Investment Fund-A General
       Partner, LLC, its general partner

By:        /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By: Trian Partners Strategic Investment Fund-D GP, L.P.,
        its general partner
By: Trian Partners Strategic Investment Fund-D
       General Partner, LLC, its general partner

By:        /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

CUSIP No. G54050102	13G	Page 23 of 26 Pages

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By: Trian Partners (ERISA) GP, L.P., its general partner
By: Trian Partners (ERISA) General Partner, LLC,
        its general partner

By:        /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

/s/NELSON PELTZ
NELSON PELTZ

/s/PETER W. MAY
PETER W. MAY

/s/EDWARD P. GARDEN
EDWARD P. GARDEN

CUSIP No. G54050102	13G	Page 24 of 26 Pages

  Exhibit I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of Lazard Ltd and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 12th day of February, 2015.

TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., its general partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC,
        its general partner

By:        /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

CUSIP No. G54050102	13G	Page 25 of 26 Pages

TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By: Trian Partners Strategic Investment  Fund GP, L.P.,
       its general partner
By: Trian Partners Strategic Investment Fund General
       Partner, LLC, its general partner

By:        /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.
By: Trian Partners Strategic Investment Fund II GP, L.P.,
        its general partner
By: Trian Partners Strategic Investment Fund II General
        Partner, LLC, its general partner

By:        /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By: Trian Partners (ERISA) GP, L.P.,
        its general  partner
By: Trian Partners (ERISA) General Partner,
        LLC, its general partner

By:        /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

CUSIP No. G54050102	13G	Page 26 of 26 Pages

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By: Trian Partners Strategic Investment Fund-A GP, L.P.,
        its general partner
By: Trian Partners Strategic Investment Fund-A General
        Partner, LLC, its general partner

By:       /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By: Trian Partners Strategic Investment Fund-D GP, L.P.,
        its general partner
By: Trian Partners Strategic Investment Fund-D General
       Partner, LLC, its general partner

By:        /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN